



Hard Training Fitness Club LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $25,000

Offering End Date: October 30, 2023

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Hard Training Fitness Club LLC

Founded: December 16, 2011

Address: 1726 Kalorama Road NW #408

Washington, District of Columbia 20009

Industry: Fitness Center

Employees: 1

Website: https:// hardtrainingclub-dc.com

Use of Funds Allocation:

If the maximum raise is met:

$25,000 (100.00%) of the proceeds will go towards business & infrastructure expansion

Social:

Instagram: 1,395 Followers





Business Metrics:

	FY21	FY22	YTD 6/30/2023
Total Assets	$18	$286	$2,338
Cash & Cash Equivalents	$18	$286	$391
Accounts Receivable	$0	$0	$1,947
Short-term Debt	$0	$0	$985
Long-term Debt	$37,550	$15,411	$4,268
Revenue	$124,499	$86,670	$88,249
Cost of Goods Sold	$0	$0	$0
Taxes	$0	$0	$0
Net Income	-$29,944	-$33,018	$30,345

Recognition:

Hard Training Fitness Club LLC is currently ranked in Top 10 Boxing Fitness Studios in DMV.

About:

Hard Training Fitness Club LLC (NAICS 713940) is a fitness and boxing gym. Their mission is to provide community members with an entertaining, educational, friendly, diverse, functional and innovative fitness experience . They are dedicated to providing uncompromising quality that meets the health and fitness needs of the entire fitness family/members. They plan to use the funds raised for equipment and facility improvements.

For more information, contact our Customer Support Team at support@thesmbx.com

